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Writer’s Direct Contact
202.887.1563
DLynn@mofo.com

June 29, 2012

Via EDGAR
Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Royal Bank of Canada
Registration Statement on Form F-3
Filed May 21, 2012
File No. 333-181552

Dear Ms. Hayes:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) included in your letter dated June 15, 2012 regarding Registration Statement No. 333-181552, filed May 21, 2012 by Royal Bank of Canada.  For your convenience, we have set forth each of your comments below in italics followed by our response to each comment.

General

1.
We note that you have outstanding comments related to your Form 40-F for the fiscal year ended October 31, 2011. Please be aware that all comments on your Form 40-F will need to be fully resolved before we can act on a request to acceleration the effectiveness of your Form F-3.

We acknowledge that the Registration Statement may not be declared effective until the outstanding comments on the Bank’s Form 40-F have been resolved.

2.
In reviewing your registration statement we considered your explanation for the manner in which you prepared your registration statement. However, we note that the document is overly technical and difficult to read. Large portions of the document are copied verbatim from legal documents without any clear and concise explanation. Prior to submitting your amended filing, please review the entire document in order to make necessary changes so that it is written in a more clear, concise and understandable manner in accordance with plain English principles. Specific attention should be paid to the following:

U.S. Securities and Exchange Commission
June 29, 2012

•
Eliminate or reduce the reliance on defined terms throughout your document. Please draft your disclosure with an effort to make terms clear from the context of the disclosure. Limited use a glossary is appropriate only if its use facilitates an understanding of the disclosure.

We have reviewed our use of defined terms and made changes throughout the registration statement.  However, we believe that our use of defined terms, together with a glossary, is appropriate in light of the structural nature of the offering and the relative complexity of the offering compared to a corporate bond offering.   In this regard, we believe that the use of a glossary in the registration statement is consistent with Rule 421(b)(3) because the glossary facilitates an understanding of the disclosure and defines terms where the meaning is unclear from the disclosure.

•
Revise your “Risk Factor” sections to eliminate the cross references to Condition 8,” “Condition 6.01,” “Condition 5,” and various other provisions of the Trust Deed. Each risk factor discussion should include sufficient information to understand the nature of the risk and potential consequences without cross referencing documents filed as exhibits.

We have revised the disclosure to clarify that references to a “Condition” are references to the corresponding section of the prospectus under the heading “Terms and Conditions of the Covered Bonds”.  Additionally, where cross-references were retained, we added parenthetically the caption for the Condition that is referenced.  The references were not intended to constitute references to documents filed as exhibits and now, with the clarification, do not constitute cross references to documents filed as exhibits.

•
Revise the “Terms and Conditions of the Covered Bonds” section beginning to clearly describe the key provisions of the covered bonds, rather than copying the Trust Deed provisions without further explanation.

Please note these examples do not constitute an exhaustive list of sections that should be revised. Please refer to Rule 421 of the Securities Act of 1933.

U.S. Securities and Exchange Commission
June 29, 2012

We have revised the introduction to the “Terms and Conditions of the Covered Bonds” to clarify the organization of the section and to discuss the key sections.  As we indicate in the prospectus, the Bank intends to continue to issue covered bonds outside the United States, which offerings would be made under its global programme and pursuant to a prospectus filed with either the UK Listing Authority and the London Stock Exchange for offerings in Europe (the “UKLA Prospectus”) or the relevant securities commissions in Canada (the “Canadian Prospectus”).  The UKLA Prospectus, consistent with market practice in that jurisdiction, includes the literal language of the terms and conditions as currently presented in the registration statement.  In order to maintain consistency across the global programme, the Canadian prospectus also includes the literal language of the terms and conditions.  The UKLA Prospectus is publicly available through the internet from the UKLA website and the Canadian Prospectus is filed on SEDAR and publicly available in Canada.  We are therefore particularly concerned with making less than complete disclosure of the terms and conditions in this prospectus.  We believe that it is important that the various prospectuses be consistent in this regard.  Accordingly, we propose to retain the section but provide a summary description of the key terms and conditions prior to the recitation of the literal terms and conditions.  In this regard, we believe that the revised presentation of the terms and conditions complies with Rule 421(b) and the Commission’s guidance in Release 33-7497 (January 28, 1998), where the Commission stated: “If you cannot adequately summarize the language from an exhibit in the prospectus, then you should include that language. However, you must present it clearly and explain what it means to investors.”

Documents Incorporated by Reference, page 3

3.
Please identify by date each previously filed Form 6-K incorporated by reference into your registration statement rather than referring to reports on Form 6-K “in which the Bank states that such report is also incorporated by reference into one or more of the Bank’s registration statements.”

We have revised the prospectus to identify, by date, each previously filed Form 6-K incorporated by reference into the registration statement.

Caution Regarding Forward-Looking Statements, page 4

4.
As the Guarantor LP is not currently subject to the repowering requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, it is not eligible for the “safe harbor provisions” of the United States Private Securities Litigation Reform Act of 1995. Please revise your disclosure to clarify that the safe harbor provisions to not apply to the Guarantor LP.

The section has been revised to clarify that only the Bank has the benefit of the safe harbor for forward looking statements in the Private Securities Litigation Reform Act of 1995.

Global Covered Bond Programme, page 7

5.	Please revise your programme structure overview diagram to indicate who will receive and who will pay the interest (if any) on the covered bonds once they have been issued and sold.

U.S. Securities and Exchange Commission
June 29, 2012

The overview diagram has been revised as requested.

Risk Factors, page 15

6.	It is unclear to us why the discussion under several subheadings would make the offering speculative or risky. Some examples are:

•	Excess Proceeds received by the Bond Trustee, page 26

•	Certain decisions of holders of the covered bonds taken at the Programme level, page 28

•	Covered bonds where denominations involve integral multiples, page 29

•	U.S. HIRE Act (FATCA), page 30

•	Canadian usury law, page 32

•	New York usury law, page 32

•	General, page 33

•	Interest rate risks, page 34

Please revise both the subheadings and the related discussion, as applicable.

Regarding Excess Proceeds, we agree that this is not a risk and have moved the discussion to the section describing the Trust Deed.

Regarding decisions at the Programme level, we have provided additional language to more fully describe the risk.

Regarding denominations, this language has been deleted, as it will not apply to covered bonds issued through DTC.

Regarding FATCA, this language has been deleted, as we do not view it as a material risk.

Regarding Canadian usury law, this language has been deleted as we do not view it as a material risk.

Regarding New usury law, this language has been deleted as we do not view it as a material risk.

U.S. Securities and Exchange Commission
June 29, 2012

Regarding “General”, this language has been moved and the subheading has been changed to “Regulatory Changes”.

Regarding interest rate risk, the language has been revised to more fully describe the risk.

We have also reviewed the other risk factors disclosure in the prospectus and have revised where appropriate.

7.
We note your statement “An investment in covered bonds linked to one or more reference items may entail significant risks not associated with investments in a conventional debt security, including but not limited to the risks set out below.” It is not appropriate to caution investors about risks that are not identified and described. Please revise your registration statement to describe all material risks, including situations in which investors may receive less than the nominal amount of the bond or nothing from the bank at the time of redemption. Additionally, remove language cautioning investors about risks that are not identified and described.

We have revised the referenced disclosure and moved it under the subheading “Risks related to the structure of a particular issue of covered bonds.”

Finite resources available to the Guarantor LP to meet its obligations under the Covered Bond Guarantee, page 15

8.
The fourth paragraph of this risk factor, as well as many other of your risk factors, includes a discussion of provisions(s) that mitigate the risk being described. Please revise this risk factor, and others as appropriate, to focus the discussion on the risks related to an investment in the covered bonds. A discussion of the provisions that mitigate these risks is appropriate for the “Description of the Covered Bonds” section of your document. Refer to Item 503(c) of Regulation S-K.

The mitigating language has been removed from this risk factor and other risk factors and, where appropriate, relocated to other sections of the prospectus.  See what was formerly captioned “Limited Description of the Covered Bond Portfolio” and now captioned “Addition of New Loans to the Covered Bond Portfolio,”  “Asset Coverage Test,” and “Factors that may affect the realizable value of the Covered Bond Portfolio or any part thereof or the ability of the Guarantor LP to meet its obligations under the Covered Bond Guarantee.”

Reliance of the Guarantor LP on Third Parties, page 16

9.
We note that this risk factor discusses the reliance of the Guarantor LP on third parties, however, those parties are all affiliates of the Guarantor LP and the Bank. Please revise this risk factor and subheading to discuss any risks associated with reliance on affiliates including any related conflicts, if applicable.

U.S. Securities and Exchange Commission
June 29, 2012

This language has been revised to disclose potential conflicts of interest for the Bank and to clarify that the risk is that the Guarantor LP is reliant on others, including the Bank, performing services for it and that the failure of those persons to perform such services could have an adverse effect on the Covered Bond Portfolio or the ability of the Guarantor LP to meet its obligations under the Covered Bond Guarantee. In addition, we have clarified that in the event of a downgrade of the Bank’s ratings below specified thresholds, the Bank will be replaced as the provider of such services.

10.
Further we note that the fourth paragraph states that the servicer has no obligation to advance payments that borrowers fail to make. Please consider discussing this risk under a separate subheading and provide more discussion about why lack of servicer advances is a risk related to this offering.

We have moved this language to the section describing the Servicing Agreement. Given that the timing of payments on the mortgage loans does not determine the timing of payments on the covered bonds, servicer advances are not relevant in a covered bond structure.

Reliance on Swap Providers, page 17

11.
Please revise the risk factor subheading to reference that the Bank is the swap provider and discuss any risks associated with reliance on the Bank, including any related conflicts including any related conflicts, if applicable.

This language has been revised to disclose potential conflicts of interest for the Bank and to clarify that the risk is that the Guarantor LP is reliant on swap providers who are initially the Bank to meet its obligations under the Covered Bond Guarantee. In addition, we have clarified that in the event of a downgrade of the Bank’s ratings below specified thresholds, the Bank will be replaced as the Swap Provider.

Limited Description of the Covered Bond Portfolio, page 18

12.
We note your statement that “Holders of the covered bonds will receive limited detailed statistics…because it is expected that the constitution of the covered bond portfolio will frequently change…” The information that should be provided to investors regarding the covered bond portfolio at the time of prospectus and on an ongoing basis should be consistent with the requirements of Regulation AB. Please revise your discussion.

We agree that this statement is not relevant in this prospectus due to the statistical disclosure in the prospectus supplement.  We have therefore deleted the language.

U.S. Securities and Exchange Commission
June 29, 2012

13.
We note in the second paragraph of this risk factor discusses the risk that the assets in the covered bond portfolio may change in the future. We also note your statement on page 103 that modification of the representations and warranties will be without investor consent. Please discuss these risks under a separate subheading.

The language has been revised to clarify the risk, and we have added a new subheading “Addition of New Loan Types to the Covered Bond Portfolio.”

Maintenance of the Covered Bond Portfolio, page 18

14.	This discussion includes multiple risks. For example:

•	There is no specific recourse available to the Guarantor LP in respect of any failure by the bank to make a capital contribution in any circumstance.

•
If the asset percentage indicates that additional credit enhancement is required and the bank does not agree to provide additional credit enhancement, the cashflows of the Guarantor LP may not be adequate to enable it to meets its obligations.

•	The properties comprising the related security for loans in the covered bond portfolio are not subject to periodic valuations.

Please revise to discuss each risk separately following a caption that identifies the risk and potential consequences.

Regarding specific recourse, this language has been removed as a risk factor and moved to the section discussing the asset coverage test.

Regarding the asset percentage, we believe this discussion belongs under the subheading “Asset Coverage Test,” given that the asset percentage is part of the formula for calculating whether the Asset Coverage Test is met.

Regarding periodic valuations, we have added language describing this risk under a new subheading “No periodic Property valuations.”

15.	Please briefly describe a successful Asset Coverage Test result, similar to your description provided in the first paragraph of a successful Amortization Test result.

We have added an example as requested.

U.S. Securities and Exchange Commission
June 29, 2012

The Covered Bond Portfolio consists solely of assets located in Canada, page 20

16.
We note that your discussion under this subheading relates to regulatory uncertainty in Canada. However, the subheading implies that there are specific risks related to the assets because they are secured by real property located in Canada. Please revise to describe the risks related to Canadian properties and mortgages that would be significant for investors in this offering. For instance, discuss differences in the way loans are originated or in the terms of the loans in Canada versus those commonly originated in the United States.

We have changed the subheading to “Concentration Risk” and discussed exposure to the Canadian economy and the Canadian real estate market.  We have also added a risk factor to describe the refinancing risk for the Loans under the subheading “The Covered Bond Portfolio consists of Loans with Short Maturities.”

17.
Additionally, provide disclosure in an appropriate section in the prospectus regarding the terms of Canadian mortgage loans generally and the type that will be included in the covered bond portfolio. Include in your discussion material information about the structure of the loans, such as the terms, whether they are recourse to the borrower, and general duration and amortization periods.

We have added a description of the characteristics of Canadian mortgage loans under the heading “Covered Bond Portfolio” and under the subheading “Characteristics of the Loans.”

18.
We also note from your disclosure on page S-13 that over 52% of the pool has a remaining term of less than 36 months. Please add a risk factor to discuss the risks associated with replacing assets for over 52% of the cover pool in less than 36 months, including, if applicable, that the securities may have longer maturities than the underlying assets.

We have added a risk factor to describe the refinancing risk for the Loans under the subheading “The Covered Bond Portfolio consists of Loans with Short Maturities.”.

19.
We note your disclosure that possible regulatory changes by the Office of the Superintendent of Financial Institutions (“OSFI”) could lead to some terms of the Loans being unenforceable. We also note your disclosure on page four of the Second Quarter Shareholders Report that OSFI recently proposed draft guidelines revising residential mortgage underwriting practices. Please tell us and revise to disclose how the proposed guidelines could affect the Covered Asset Portfolio, your lending criteria as described beginning on page 91, and the Eligibility Criteria on page 102. Please include this discussion under a separate risk factor heading.

U.S. Securities and Exchange Commission
June 29, 2012

We have revised the risk factor to disclose the risk to the market value of the Loans and a risk of required modification of the Loans.  Regarding the recently proposed draft guidelines, we do not believe the guidelines would require any significant changes in the Bank’s mortgage origination business or have any effect on the Covered Bond Portfolio of the Eligibility Criteria.

No representations or warranties to be given by the Guarantor LP…, page 21

20.
We note your statement that “There is no assurance that any Seller would give any representations and warranties in respect of the Loans and their Related Security.” However, we also note your disclosure elsewhere that the seller will provide representations and warranties. Please revise or advise.

This language has been revised to clarify that the risk is that if the Guarantor LP needs to liquidate Loans in order to meet a scheduled payment, the Bank, as Seller, would not be required under the Transaction Documents to provide representations and warranties at the time the Loans were to be sold.  Additionally, the Bank may not be in a position to make such representations as there will have been an Issuer Event of Default prior to any need for the Guarantor LP to liquidate any Loans, in which case the Bank may be insolvent.

Risks in relation to some types of loans which may adversely affect the value of the Covered Bond Portfolio or any part thereof, page 24

21.	Please confirm that you will disclose the percentage of the value of covered bond portfolio loans that are subject to cross-default provisions.

While loans in the Covered Bond Portfolio, estimated to be approximately $550 million of $17 billion (or 3.2%) as of April 30, 2012, are subject to cross-default provisions (as described in further detail in the Prospectus under "Characteristics of Loans" on page 92), the exposure of the Covered Bond Portfolio to the primary risk identified under “Risks in relation to some types of loans which may adversely affect the value of the Covered Bond Portfolio or any part thereof” that Loans in the Covered Bond Portfolio may be subordinate to loans with which they are cross-defaulting outside of the Covered Bond Portfolio is limited as of April 30, 2012 to approximately $93 million of Loans in the Covered Bond Portfolio. In addition, given the low loss history of the Covered Bond Portfolio and thus the low amount of loans which have cross-defaulted and the fact that no single borrower is significant in respect of the assets under the Covered Bond Portfolio and cross-defaulting loans have an aggregated LTV of 80% or less, we would not propose to provide disclosure of the number of loans which contain cross-default provisions, as cross-defaulting Loans generally do not constitute a material risk to the Covered Bond Portfolio.

U.S. Securities and Exchange Commission
June 29, 2012

Limitations on recourse to the Seller, page 24

22.
We note your statement that the Guarantor LP and the Bond Trustee have not undertaken and will not undertake any investigations, searches or other actions on any loan or its related Security and have relied on and will continue to rely on representations and warranties. However, Annex A to your form of prospectus supplement contemplates a review of the loans in the portfolio, pursuant to Rule 193 under the Securities Act. Please revise or advise.

This language has been revised to indicate that the Bank, or a third party on its behalf, may conduct a review of selected Loans prior to an offering of covered bonds, but neither the Guarantor LP nor the Bond Trustee will conduct any investigation.

23.
We also note your discussion regarding repurchase procedures. It is unclear which parties have the ability to request repurchases and who makes the determination that there is non-compliance and that non-compliance materially and adversely affects the interest in or value of the loan. Please revise. We also note your disclosure on page 105.

We believe that the second paragraph of this risk factor addresses your concern.

Guarantor LP only obligated to pay Guaranteed Amounts, page 25

24.
We note that the Bond Trustee is not obligated to serve a notice to pay on the Guarantor LP. Please revise to discuss why the Bond Trustee may not serve notice to pay and any associated risks with not serving the notice to pay.

We have revised the language to include an example of why the Bond Trustee may not serve a notice to pay on the Guarantor LP.

25.
We note that if the Bond Trustee does not serve an issuer acceleration notice on the Bank and a notice to pay on the Guarantor, at least 25 percent of the aggregate principal amount outstanding of the covered bonds must request or direct the Trustee to serve these notices. Please expand your risk factor to discuss the potential difficulty of obtaining 25 percent of the aggregate principal amount outstanding to agree given that global covered bonds may only be held by and registered in the name of the depositary or its nominee.

We have added the requested disclosure.

Change in law, page 28

26.
Please describe the potential impact of the proposed legislation on your covered bond programme. Additionally, confirm that you will continually update your disclosures as the proposed legislation is amended.

U.S. Securities and Exchange Commission
June 29, 2012

We have revised the risk factor to disclose the impact of the proposed legislation.  We agree that we will update the disclosure as the proposed legislation is amended to the extent any such amendments are material.

U.S. HIRE Act (FATCA), page 30

27.	Please revise the discussion to explain how the U.S. HIRE Act impacts investors in your covered bond programme. Please note, the cross reference to the tax consequences discussion is not sufficient.

This paragraph has been deleted as the U.S. HIRE Act is not material for sales into the U.S.

Risks related to the market generally, page 34

28.
Please expand your disclosure to explain global covered bonds’ additional negative effects on liquidity, including institutions that are legally required to own their securities in non-book-entry form and the inability to pledge interests in a global covered bond in situations in which certificates must be delivered to the lender.

This language has been revised to provide the requested disclosure.

Royal Bank of Canada, page 36

29.	Please explain the significance of being a “Schedule I Bank under the Bank Act (Canada).

This language has been deleted as it is not relevant.  Schedule I refers to domestic banks in Canada.

RBC Covered Bond Guarantor Limited Partnership, page 36

30.
We note your disclosure in the second paragraph related to annual reports on Form 10-K. Please revise to describe, in detail, what information you will provide in annual reports on Form 10-K in lieu of financial statements.

We have added the requested disclosure.

Description of the Covered Bonds, page 41

General, page 41

31.
We note your statement that you may issue covered bonds in amounts that exceed the total amount specified on the cover of the prospectus supplement at any time without the consent of investors and/or without notifying investors. Please tell us whether you would amend your prospectus supplement or file a new prospectus supplement.

U.S. Securities and Exchange Commission
June 29, 2012

This language was intended to address the fact that the Bank has a global programme and may issue covered bonds outside the U.S. or may register additional covered bonds without requesting consent of holders of covered bonds.

Indemnification of Bond Trustee and Bond Trustee contracting with the Bank and/or Guarantor LP, page 76

32.
We note the Bond Trustee can enter into act as trustee for the holders of other securities issued or guaranteed by, or relating to the Bank, the Guarantor, and/or their respective subsidiaries and affiliates. It appears that this right could result in a conflict of interest for the Bond Trustee. Please either include a risk factor disclosing the potential conflict of interest or explain why you believe the Bond Trustee’s right to enter into these transactions does not create a potential conflict of interest.

The Bond Trustee is only a trustee on other unsecured senior note offerings of the Bank, which is permissible under the Trust Indenture Act.  It is not expected that the Guarantor LP will issue any securities other than the Covered Bond Guarantee.

33.
We note your disclosure that a global bond may represent multiple series of covered bonds with different terms that are issued at different times and that the prospectus supplement will not indicate whether a particular issuance is represented by a mater global bond. Please explain why you do not plan to include this information in the prospectus supplement and disclose how investors will know if their covered bonds are represented by a master global bond.

This language has been deleted as it is not applicable to offerings under this prospectus.

Covered Bond Portfolio, page 90

34.
We note that “Authorized Investments” may be included in the portfolio, and we note that the definition of Authorized Investments on page 142 only limits those investments to those confirmed by a rating agency. Note that if you contemplate including securities in the portfolio, consideration must be given to whether registration of those securities would be required under the Securities Act. Please confirm that you will file a new registration statement if the portfolio includes securities that would require registration due to their inclusion in the covered bond portfolio.

It is expected that only sovereign debt and other cash equivalent investments would be acceptable to the rating agencies.  We confirm that we would file a new registration statement if securities that would require registration were included in the Covered Bond Portfolio.

U.S. Securities and Exchange Commission
June 29, 2012

35.
Please revise your second paragraph to note that the monthly investor reports will be filed on EDGAR on Form 10-D and indicate when they will be filed. Also, indicate whether the monthly investor reports will include the same statistical information what you will provide in the prospectus supplement and if not, how it will differ.

We have made the requested disclosure.

The Servicer, page 90

36.
This section appears to describe both the servicing and origination of the underlying loans. If true, please revise to also name the Bank as the originator of the loans and provide all the information required by Item 1110 of Regulation AB.

The Bank is indeed the originator of the Loans.  We have separated the disclosure, adding a section under the heading “Loan Origination and Lending Criteria.”  We believe the Item 1110 disclosure is included in the prospectus.

Royal Bank of Canada Servicing Portfolio, page 91

37.
Please revise to describe what you mean by conventional mortgages and insured mortgages. Please also indicate here or in another appropriate place whether the covered bond portfolio will include conventional or insured mortgages and how much of the pool they will represent.

The prospectus disclosure has been revised to disclose the meanings of the terms "insured Loans" and "conventional Loans". While we don't expect there to be insured Loans in the Covered Bond Portfolio, we have added optional disclosure in the prospectus supplement regarding the balance of insured and conventional Loans at the time of the offering, which will be included in the prospectus supplement in the event there are insured Loans in the Covered Bond Portfolio at the time of an offering

Royal Bank of Canada Servicing Portfolio, page 91

Lending Criteria, page 91

38.
Please describe how the policies and procedures described here and throughout this section differ in any way from the policies and procedures the Bank follows for loans it originates and services which will not be part of the covered pool. If there are no differences, please clearly state that the loans that will be part of the covered pool will be originated and serviced under the policies and procedures that the Bank currently uses for all similar loans regardless of whether they will become part of the covered pool.

U.S. Securities and Exchange Commission
June 29, 2012

We have revised the disclosure to clarify that the Bank is required to service the Loans in the same manner that it would service mortgage loans for its own account.

Servicing Procedures with respect to Loans and the Related Security, page 93

39.	We note your disclosure in the fourth full paragraph on page 94. Please revise to provide more detail regarding how the servicer determines that a foreclosure process should be undertaken.

We believe that the tenth paragraph under “The Servicer” addresses your concern.

Summary of Principal Documents, page 97

40.
To the extent possible, please include a discussion of the document(s) that will govern the relationship between the Bank and the covered bond purchasers. This should include a separately titled subsection regarding prospectus supplements.

We have made the requested disclosure.  The principal document governing the relationship between the Bank and covered bond purchasers will be the Trust Deed.

Intercompany Loan Agreement, page 99

41.
We note your disclosure on page 100 that the interest rate on the Intercompany Loan is a Canadian dollar floating rate determined by you from time to time, subject to a maximum of the floating rate under the Interest Rate Swap Agreement less the sum of a minimum spread and amount for certain expenses of the Guarantor LP. Please tell us and revise to disclose how you will determine the floating rate on the Intercompany Loan and whether it is tied to a specific index. Also, please disclose the maximum floating rate under the Interest Rate Swap Agreement.

We have revised the language to provide the requested disclosure.

The Seller, page 101

42.	Please revise to describe what you mean by “Capital Contribution in Kind.”

We have revised the disclosure to provide an explanation.

Selection Criteria, Page 102

43.
We note your statement that loans selected for sale to the Guarantor LP are inclusion in the Covered Bond Portfolio are selected on a random basis. Please provide more information about the method used for such random selection as required by Item 1111 of Regulation AB.

U.S. Securities and Exchange Commission
June 29, 2012

An explanation of the manner of selection of the mortgage loans has been added to the disclosure.

Representations and Warranties, page 103

44.
We note the last paragraph on page 105. Please revise to explain what you mean by “New Loan Types.” Furthermore, if modification of the representations and warranties in the Mortgage Sale Agreement without investor consent is a significant risk, then please add risk factor discussion.

We have revised the disclosure to explain what is meant by New Loan Types.  Also, as requested in Comment No. 13, we have added a new risk factor under subheading “Addition of New Loan Types to the Covered Bond Portfolio” to clarify the risk.

Servicing Agreement, page 107

45.	Please tell us the reasons why there is a specific requirement that the servicer administer the loans as if they “had not been sold to the Guarantor LP but remained with the Seller.”

The servicer is to service the Loans in the same manner that it services mortgage loans for its own account to avoid any conflicts and ensure the Bank uses the standards of a reasonable and prudent mortgage lender.  Additionally, these Loans are mortgage loans owned by the Guarantor LP, which is owned 99.9995% (excluding its 9% interest in the Liquidation GP which owns 0.0005% of the Guarantor LP) by the Bank and, accordingly, are part of the Bank’s consolidated balance sheet.

Interest Rate Swap Agreement, page 119

46.
We note you and Guarantor LP have agreed to swap the amount of interest received by Guarantor LP from Borrowers in exchange for an amount sufficient to pay interest payment on the Intercompany Loan and in the event of a Covered Bond Guarantee Activation Event, the amounts payable under the Covered Bond Swap Agreement. Please describe the terms of the interest rate swap agreement in greater detail including what is the notional, currency, and disclose here that the Intercompany Loan interest payments are variable rate payments.

We have added a description of the terms of the interest rate swap agreement as requested.

U.S. Securities and Exchange Commission
June 29, 2012

Covered Bond Swap Agreement, page 121

47.	Please revise to explain the “other risks” that the Covered Bond Swap Agreement hedges against.

We have revised the language to describe the other risks as requested.

Tax Consequences, page 126

48.	Please revise the disclosure to clarify that the discussion constitutes Morrison & Foerster’s opinion, as opposed to stating that it is a summary of the tax consequences.

We have revised the disclosure to state that it is based on an opinion of Morrison & Foerster LLP.

Exhibits

49.	Please file your exhibits in your amended filing as we may have additional comments once we have had an opportunity to review them.

We have filed all of our exhibits with the amended Registration Statement other than the underwriting agreement, which will be filed by amendment.

50.
Please file the Mortgage Sale Agreement, Interest Rate Swap Agreement, Covered Bond Swap Agreement, Security Agreement, Intercompany Loan Agreement, Asset Monitor Agreement, Master Definitions and Construction Agreement and Servicing Agreement as exhibits to the registration statement. Alternatively, provide the basis for your belief that you are not required to file them.

All of the listed exhibits have been filed with the amended Registration Statement.

Prospectus Supplement

Covered Bond Portfolio, page S-10

51.
We note that there have been no repurchases and replacements of loans in the covered bond portfolio. Please also state whether there have been any demands for repurchases or replacements. If so, please revise to provide the table required by Item 1104(e) of Regulation AB.

We will provide the requested disclosure in the prospectus supplement and the prospectus supplement has been revised accordingly.  There have been no demands for repurchase or replacement since the inception of the programme.

U.S. Securities and Exchange Commission
June 29, 2012

52.
We note your disclosure about the bank’s lending criteria on page 91 and following in the prospectus. Please provide disclosure regarding whether any of the loans in the Covered Bond Portfolio do not meet any of the lending criteria for the bank. Provide all disclosure required by Item 1111(a)(8) of Regulation AB. As one example, we note that prior to April 2008, the threshold for requiring default insurance was 75% and that the new threshold of 80% is reflected in the Bank’s current mortgage portfolio. Please revise to explain how mortgages between 75% and 80% LTV were included in the pool in light of your disclosure about the bank’s lending criteria.

We will provide the requested disclosure in the prospectus supplement and the prospectus supplement has been revised accordingly.  Currently, none of the Loans in the Covered Bond Portfolio failed to meet the Bank’s Lending Criteria at the time of origination.

Regarding LTVs for Loans, prior to April 2007 a mortgage loan with an LTV in excess of 75% could be originated by the Bank as long as the loan was insured.  Since April 2007, the threshold has been 80%.  Loans in the Covered Bond Portfolio with an LTV between 75% and 80% would have been originated since April 2007 in compliance with the Bank's Lending Criteria at the time of origination.

Overall Pool Statistics, Page S-11

53.	With a view to disclosure, tell us what consideration you gave to also provide pool-level information on other obligor information such as DTI or income.

Income data for borrowers is obtained only at loan origination and is expected to change over time.  Debt to income ratios can also be expected to change over time.  Moreover, in many respects the Guarantor LP is akin to a master trust structure with a revolving asset pool.  Because the typical Loan is renewed every 5 years, the Covered Bond Portfolio is expected  to change 20% or more each year.  We believe that in this structure the relatively low LTV levels of the Loans in the Covered Bond Portfolio and the low delinquency and loss experience on the Loans in the Covered Bond Portfolio are better predictors of future losses on Loans than borrower income.   Accordingly, we determined not to disclose a breakdown of the Covered Bond Portfolio by borrower income levels on the grounds that such disclosure would not be material.

Cover Pool Bureau Score Distribution, page S-11

54.
Please clarify whether the “Bureau Score” is an internally generated score or whether it is provided by a third party. If it is a third party score, please provide disclosure here or elsewhere describing where investors can find more information about the score methodology.

We have included in the prospectus an explanation of “Bureau Score” as requested.

U.S. Securities and Exchange Commission
June 29, 2012

Cover Pool Rate Type Distribution, page S-12

55.
We note that the rate types are fixed or variable. Please revise here or in an appropriate section to describe the types of variable rate loans. For instance, provide information on the indexes and how often the rate adjusts.

We have added the requested disclosure under the heading “Covered Bond Portfolio – Characteristics of the Loans” in the prospectus.

Cover Pool Mortgage Rate Distribution, page S-13

56.
We note that 50% of the mortgage pool has an interest rate of 3.4999 and below and that over 25% of the pool has an interest rate of 3.5000 to 3.9999. Your next table titled “Cover Pool Remaining Term Distribution” shows that 52.40% of the mortgage pool has a remaining term of less than 36 months. Please revise your ranges in both of these tables to provide more meaningful distributions so that investors can better understand the material characteristics of the pool.

We will revise the ranges in both of these tables to provide more meaningful distributions.  Please see the two tables attached as Exhibit A to this letter as an example of our proposed disclosure.

Cover Pool LTV, page S-14

57.	We note your two tables that disclose current LTV pool statistics. Please revise to clarify how current LTV was determined (e.g., whether that LTV was determined based on a current reappraisal, etc.).

We have revised the disclosure in the prospectus to clarify how LTV is calculated.  “Current LTV” is based on the current amount outstanding on a Loan (or if the Loan is cross-defaulted, the current amount outstanding on all loans (i.e., mortgage loans or home equity lines of credit) under the related loan agreement) divided by the most recent valuation of the mortgaged property, which in most cases will be the valuation at origination.

Please also see our response to Comment No. 14 above regarding periodic valuations.

Overall Pool Performance, page S-15

58.	We could not locate disclosure regarding your methodology for determining delinquencies and losses. Please revise in an appropriate place in the prospectus.

U.S. Securities and Exchange Commission
June 29, 2012

We have included a description in the prospectus of the methodology for determining delinquencies and losses as requested.

Annex B, Historical Pool Data, Page S-16

59.	We note that your most recent static pool data is presented as of January 31, 2012. Your supplement should provide the most recent data available. Please revise.

We will include in each prospectus supplement the most recent data available for the static pool disclosure.

60.	Please revise to include information about prepayments as required by Item 1105(b) of Regulation AB or tell us why you believe that information would not be material to an investor.

We believe we have addressed this concern in the third paragraph under “Historical Pool Data” in the prospectus supplement.  Prepayments and prepayment rates on the Loans do not affect payments on the covered bonds.  Covered bonds are not pass-through securities, but rather full recourse obligations of the Bank.  Prior to a Notice to Pay being served on the Guarantor LP, collections on the Loans can be used to acquire additional Loans or, assuming the Asset Coverage Test is met, to make payments on the Intercompany Loan or to make distributions to the Bank.  In the event a Notice to Pay is served on the Guarantor LP, collections on the Loans will be deposited in the Guaranteed Deposit Account until required to make scheduled payments under the swap agreements, periodic interest payments on the covered bonds and principal payments on the covered bonds at maturity.  Principal on the covered bonds is not paid early unless there is a Guarantor Event of Default, in which case the Loans will be liquidated.  In no instance do prepayments on the Loans change the timing of principal payments on the covered bonds.

We trust the responses above adequately address the Staff’s comments set forth in its letter dated June 15, 2012.

U.S. Securities and Exchange Commission
June 29, 2012

Please direct any comments or inquiries regarding the foregoing to the undersigned at (202) 887-1563 or Jerry Marlatt at (212) 468-8024.

Sincerely,

/s/ David M. Lynn

cc:	Lindsay McCord, Securities and Exchange Commission
Kevin W. Vaughn, Securities and Exchange Commission
Rolaine Bancroft, Securities and Exchange Commission
Eric Envall, Securities and Exchange Commission
David Power, Royal Bank of Canada
Erin Dion, Royal Bank of Canada
Jerry Marlatt, Morrison & Foerster LLP

Exhibit A

Cover Pool Mortgage Rate Distribution

Mortgage Rate (%)	Number of Loans	Percentage	Principal Balance	Percentage
1.99% and Below	53	0.04	9,100,622	0.05
2.0000% - 2.4999%	23,820	17.88	3,830,231,579	21.91
2.5000% - 2.9999%	25,307	19.00	3,235,133,800	18.51
3.0000% - 3.4999%	13,446	10.10	1,721,621,947	9.85
3.5000% - 3.9999%	31,922	23.96	4,487,527,435	25.68
4.0000% - 4.4999%	13,460	10.11	1,533,109,234	8.77
4.5000% - 4.9999%	3,316	2.49	408,275,349	2.34
5.0000% - 5.4999%	10,926	8.20	1,281,619,735	7.33
5.5000% - 5.9999%	8,378	6.29	788,875,244	4.51
6.0000% - 6.4999%	2,474	1.86	176,143,386	1.01
6.5000% - 6.9999%	64	0.05	6,097,030	0.03
7.0000% and Up	26	0.02	1,457,201	0.01
Total	133,192	100.00	17,479,192,562	100.00

Cover Pool Remaining Term Distribution

Remaining Term (Months)	Number of Loans	Percentage	Principal Balance	Percentage
Less than 12.00	25,831	19.39	2,780,561,156	15.91
12.00 - 23.99	23,904	17.95	3,081,840,392	17.63
24.00 - 35.99	23,314	17.50	3,296,532,946	18.86
36.00 - 47.99	36,637	27.51	5,293,459,339	30.29
48.00 - 59.99	21,733	16.32	2,809,688,790	16.07
60.00 - 71.99	1,092	0.82	134,148,192	0.77
72.00 - 83.99	391	0.29	44,431,673	0.25
84.00 and Up	290	0.22	38,530,074	0.22
Total	133,192	100.00	17,479,192,562	100.00